UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of Report (Date of earliest event reported): June 30, 2015

CITIZENS FINANCIAL SERVICES, INC.
(Exact Name of Registrant as Specified in its Charter)

Pennsylvania	0-13222	23-2265045
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

15 South Main Street, Mansfield, Pennsylvania	16933
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:  (570) 662-2121

Not applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]           Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01                      Entry into a Material Definitive Agreement.

On June 30, 2015, Citizens Financial Services, Inc. (the “Company” or “Citizens”), its wholly-owned subsidiary, First Citizens Community Bank (“First Citizens”), and The First National Bank of Fredericksburg (“FNB”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which FNB will merge with and into First Citizens.

Under the terms of the Merger Agreement, each outstanding share of FNB common stock (other than dissenters’ shares, if any) will be converted into the right to receive, at the election of the shareholder, either (i) $630.00 in cash, (ii) 12.60 shares of Citizens common stock, or (iii) a combination of cash and stock, subject to proration and allocation to ensure that 75% of such outstanding shares of FNB common stock are exchanged for shares of Citizens common stock and the remaining 25% are exchanged for cash.

The Merger Agreement contains usual and customary representations and warranties that the Company and FNB have made to each other as of specific dates.  The statements embodied in those representations and warranties were made solely for purposes of the contract between the Company, First Citizens and FNB, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms.  Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, and the representations and warranties may have been used to allocate risk between the Company and FNB rather than establishing matters as facts.

Each director of FNB, in his or her capacity as a shareholder of FNB, has executed a voting agreement, agreeing to vote his or her shares of FNB common stock in favor of the approval of the Merger Agreement at the FNB shareholders’ meeting.  In connection with the consummation of the proposed transaction, one current director of FNB will be invited to be appointed and elected to both Citizens’ board of directors and First Citizens’ board of directors.  If the Merger Agreement is terminated under certain circumstances set forth in the Merger Agreement, FNB has agreed to pay the Company a cash termination fee of $1.0 million.

The proposed merger is subject to customary closing conditions, including the receipt of regulatory approvals and approval by the shareholders of FNB.  The proposed transaction is currently expected to be completed in the fourth calendar quarter of 2015.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and which is incorporated by reference herein in its entirety.

Additional Information and Where to Find It

The Company will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a proxy statement/prospectus and other relevant documents in connection with the proposed merger.  Investors and stockholders are urged to read carefully the Registration Statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  Copies of the Registration Statement and proxy statement/prospectus and the filings that will be incorporated by reference therein, as well as other filings containing information about Citizens, when they become available, may be obtained at the SEC’s Internet site (http://www.sec.gov).  These documents may also be obtained, free of charge, from Citizens by contacting Randall E. Black, Citizens Financial Services, Inc., 15 South Main Street, Mansfield, PA 16933.

Forward-Looking Statements

Certain statements contained in this Current Report on Form 8-K that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified as such.  In addition, certain statements may be contained in the Company’s prior and future filings with the SEC, in press releases, and in oral and written statements made by it or with its approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act.  Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements.  In addition to factors previously disclosed in Citizens’ reports filed with the SEC and those identified elsewhere in this Current Report on Form 8-K, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by FNB’s shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the respective businesses of Citizens and FNB or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Citizens’ products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Citizens undertake no obligation to revise these forward-looking statements or to reflect events or circumstances after the date of this Current Report on Form 8-K.

Item 8.01.                      Other Events.

On June 30, 2015, the Company issued a press release announcing the execution of the Merger Agreement, which is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01.                      Financial Statements and Exhibits.

(d)                 Exhibits.

Exhibit 2.1	Agreement and Plan of Merger by and among Citizens Financial Services, Inc., First Citizens Community Bank and The First National Bank of Fredericksburg, dated as of June 30, 2015.*

Exhibit 99.1	Press Release dated June 30, 2015.

__________________________________________________________________
* Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.  The Company hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the Securities and Exchange Commission; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Citizens Financial Services, Inc.

Date: June 30, 2015	By:	/s/Randall E. Black
Randall E. Black
President and Chief Executive Officer